Exhibit 99.2
Unaudited interim condensed
consolidated financial statements
of Orion Engineered Carbons S.A., Luxembourg,
as at September 30, 2015

Interim condensed consolidated income statements of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2015 and 2014 - unaudited

		Three Months Ended Sep 30, 2015	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2014
	Note	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	5	278,660	329,808	851,411	1,001,565
Cost of sales		(204,512)	(252,466)	(609,539)	(773,581)

Gross profit	5	74,148	77,342	241,872	227,984

Selling expenses		(27,136)	(23,790)	(80,627)	(74,185)
Research and development costs		(2,460)	(3,280)	(10,525)	(9,338)
General and administrative expenses		(14,591)	(14,114)	(45,291)	(39,906)
Other operating income	6	3,312	438	4,987	2,921
Other operating expenses	6	(6,133)	(9,112)	(11,120)	(24,707)

Operating result (EBIT)		27,140	27,484	99,296	82,769

Finance income	6	13,555	24,592	21,502	27,591
Finance costs	6	(27,478)	(92,396)	(62,663)	(147,522)
Share of profit or loss of joint ventures		121	180	371	345

Financial result		(13,802)	(67,624)	(40,790)	(119,586)

Profit or (loss) before income taxes		13,338	(40,140)	58,506	(36,817)

Income taxes	11	(1,286)	(641)	(17,120)	(10,812)

Profit or (loss) for the period		12,052	(40,781)	41,386	(47,629)

Earnings per Share (EUR per share), basic		0.20	(0.75)	0.69	(1.01)
Weighted average number of ordinary shares (in thousands)		59,635	54,455	59,635	47,358
Earnings per Share (EUR per share), diluted		0.20	(0.75)	0.69	(1.01)
Weighted average number of diluted ordinary shares (in thousands)		59,949	54,455	59,741	47,358

Interim condensed consolidated statements of financial position of
Orion Engineered Carbons S.A. as at September 30, 2015 and December 31, 2014 – unaudited

		Sep 30, 2015	Dec 31, 2014
A S S E T S	Note	In EUR k	In EUR k
Non-current assets
Goodwill		48,512	48,512
Other intangible assets		98,919	110,952
Property, plant and equipment	8	372,708	358,216
Investment in joint ventures		4,536	4,657
Other financial assets	10	3,291	5,931
Other assets		3,277	3,750
Deferred tax assets	11	50,673	57,084
		581,916	589,102
Current assets
Inventories	9	108,324	125,298
Trade receivables		173,656	199,486
Other financial assets	10	3,364	1,001
Other assets		23,377	26,166
Income tax receivables	11	3,550	10,575
Cash and cash equivalents		105,860	70,544
		418,131	433,070
		1,000,047	1,022,172

		Sep 30, 2015	Dec 31, 2014
E Q U I T Y A N D L I A B I L I T I E S	Note	In EUR k	In EUR k
Equity
Subscribed capital		59,635	59,635
Reserves		(49,140)	51,569
Profit or (loss) for the period	5	41,386	(55,939)
		51,881	55,265
Non-current liabilities
Pension provisions		49,787	48,629
Other provisions		13,853	14,169
Financial liabilities	10	691,141	670,189
Other liabilities		133	2,101
Deferred tax liabilities	11	34,127	44,281
		789,041	779,369
Current liabilities
Other provisions		34,097	40,808
Trade payables		93,147	105,074
Other financial liabilities	10	4,648	10,684
Income tax liabilities	11	13,740	11,552
Other liabilities		13,493	19,420
		159,125	187,538
		1,000,047	1,022,172

Interim condensed consolidated statements of comprehensive income of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2015 and 2014 – unaudited

	Three Months Ended Sep 30, 2015	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2014
	In EUR k	In EUR k	In EUR k	In EUR k

Profit or (loss) for the period	12,052	(40,781)	41,386	(47,629)

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)	(16,714)	12,788	(6,644)	22,426

Unrealized net gains/(losses) on net investments in a foreign entity
Change in unrealized gains/(losses)	201	—	(12,413)	—
Income tax effects	(66)	—	4,166	—

Unrealized net gains/(losses) on cash flow hedges
Change in unrealized gains	—	1	—	1

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	(16,579)	12,788	(14,891)	22,427

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/(losses)	3,686	(4,986)	(435)	(5,070)
Income tax effects	(1,175)	1,601	145	1,621

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	2,511	(3,385)	(290)	(3,449)

Other comprehensive income, net of tax	(14,068)	9,404	(15,181)	18,978

Total comprehensive income, net of tax	(2,016)	(31,377)	26,205	(28,651)

Interim condensed consolidated statements of cash flows of
Orion Engineered Carbons S.A. for the three and nine months ended September 30, 2015 and 2014 – unaudited

	Three Months Ended Sep 30, 2015	Three Months Ended Sep 30, 2014	Nine Months Ended Sep 30, 2015	Nine Months Ended Sep 30, 2014
	In EUR k	In EUR k	In EUR k	In EUR k
Profit or (loss) for the period	12,052	(40,781)	41,386	(47,629)

Income taxes	1,286	641	17,120	10,812

Profit or (loss) before income taxes	13,338	(40,140)	58,506	(36,817)

Depreciation and amortization of intangible assets and property, plant and equipment	17,593	19,189	52,045	57,073
Other non-cash expenses/(income)	(2,297)	(2,549)	(2,297)	163
(Increase)/decrease in trade receivables	7,162	11,226	27,356	(14,779)
(Increase)/decrease in inventories	4,930	3,869	16,982	(14,472)
Increase/(decrease) in trade payables	(17,445)	5,267	(20,522)	19,912
Increase/(decrease) in provisions	2,946	6,071	(8,153)	(5,427)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	(6,691)	(11,627)	(4,119)	(2,215)
Finance income	(13,555)	(24,592)	(21,502)	(27,591)
Finance costs	27,478	92,396	62,663	147,522
Cash paid for income taxes	(3,328)	(759)	(8,865)	(11,134)

Cash flows from operating activities	30,131	58,351	152,094	112,234

Cash paid for the acquisition of intangible assets and property, plant and equipment	(9,478)	(17,633)	(40,823)	(37,201)

Cash flows from investing activities	(9,478)	(17,633)	(40,823)	(37,201)

Cash received from borrowings, net of transaction costs	—	609,024	—	652,989
Repayments of borrowings	(1,795)	(559,509)	(5,406)	(620,573)
Cash payments of current financial liabilities	(4,067)	—	(7,599)	—
Interest and similar expenses paid	(9,646)	(66,195)	(32,184)	(111,611)
Interest and similar income received	198	15,405	1,324	15,601
Dividends paid to shareholders	(10,000)	—	(30,000)	—

Cash flows from financing activities	(25,310)	(1,275)	(73,865)	(63,594)

Change in cash	(4,657)	39,443	37,406	11,440

Change in cash resulting from exchange rate differences	(2,501)	1,623	(2,090)	1,993
Cash and cash equivalents at the beginning of the period	113,018	42,845	70,544	70,478

Cash and cash equivalents at the end of the period	105,860	83,911	105,860	83,911

Interim condensed consolidated statements of changes in equity of
Orion Engineered Carbons S.A. for the nine months ended September 30, 2015 – unaudited

	Subscribed capital		Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for net investment in foreign entity	Reserve for actuarial gains (losses) on defined benefit plans	Retained Earnings	Total equity
	Number of common shares	Amount
		In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k	In EUR k
As at Jan 1, 2014	43,750,000	43,750	19,119	(18,437)	(1)	—	(6,517)	(112,165)	(74,251)
Loss for the period	—	—	—	—	—	—	—	(47,629)	(47,629)
Other comprehensive income, net of tax	—	—	—	22,426	1	—	(3,449)	—	18,978

Total comprehensive income, net of tax	—	—	—	22,426	1	—	(3,449)	(47,629)	(28,651)

Capital increase	15,885,126	15,885	196,357	—	—	—	—	—	212,242
Derecognition of the residual fair value of the Shareholder Loan	—	—	(16,055)	—	—	—	—	—	(16,055)

As at Sep 30, 2014	59,635,126	59,635	199,421	3,989	—	—	(9,966)	(159,794)	93,285

As at Jan 1, 2015	59,635,126	59,635	159,421	18,590	—	—	(14,277)	(168,104)	55,265
Profit for the period	—	—	—	—	—	—	—	41,386	41,386
Other comprehensive income, net of tax	—	—	—	(6,644)	—	(8,247)	(290)	—	(15,181)

Total comprehensive income, net of tax	—	—	—	(6,644)	—	(8,247)	(290)	41,386	26,205

Dividends paid	—	—	(30,000)	—	—	—	—	—	(30,000)
Share-based payments	—	—	411	—	—	—	—	—	411

As at Sep 30, 2015	59,635,126	59,635	129,832	11,946	—	(8,247)	(14,567)	(126,718)	51,881

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.A., Luxembourg, as at September 30, 2015

1.	Organization and principal activities
Orion Engineered Carbons S.A. (referred to as “Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg.
Orion’s unaudited interim condensed consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. Orion’s fiscal year is the calendar year.
On July 29, 2011, Orion completed the acquisition of the Carbon Black business of the Evonik Industries Group (“Evonik”) (the “Acquisition”). For this purpose, investment funds managed by affiliates of Rhône Capital L.L.C., investment funds managed directly or indirectly by Triton Managers III Limited and TFF III Limited (collectively the “Principal Shareholders”) and a co-investor founded Kinove Luxembourg Holdings 1 S.à r.l. (“LuxCo1”) and other holding companies (including Orion).
On July 30, 2014, the Company completed the initial public offering of 19.5 million of its common shares at a price to the public of US Dollar 18.00 per share (the “IPO”). The common shares were sold by LuxCo1, the majority shareholder in the Company. On July 28, 2014, the Company changed its legal form and became a Luxembourg joint stock corporation (société anonyme or S.A.) and changed its name to “Orion Engineered Carbons S.A.” .
Orion is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades varying in primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at September 30, 2015, Orion operates 13 wholly owned production facilities in Europe, North and South America, South Korea and South Africa and three sales companies. Ten holding companies and one service company also belong to the Orion Group and the Group is a Venturer in a jointly owned production plant in Germany. Our subsidiary holding company Kinove Luxembourg Holdings 3 S.à r.l. was liquidated as of April 29, 2015. In the third quarter of 2015 the Group’s newly founded subsidiary Orion Engineered Carbons Material Technology (Shanghai) Co., Ltd commenced operations.
Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea, Germany and China.
The Group’s unaudited interim condensed consolidated financial statements were authorized for issue by management on October 28, 2015.

2.	Basis of preparation of the interim condensed consolidated financial statements
Basis of preparation
The unaudited interim condensed consolidated financial statements as at and for the nine months ended September 30, 2015 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
All IFRSs, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee (“IFRS IC”, formerly International Financial Reporting Interpretations Committee) applicable for the period ended September 30, 2015 have been applied.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2014.
The unaudited interim condensed consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding, numbers presented throughout the the tables and notes herein may not add up precisely to the totals we provide and percentages may not precisely reflect absolute figures.
With respect to developments of expenses and income we only comment on the year-to-date figures, unless there is a significant effect in the third quarter of 2015.
First-time adoption of accounting standards
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014. The following amendments to IFRS standards which were adopted on January 1, 2015, did not have any impact on the accounting policies, financial position or performance of the Group:

•IAS 19 Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)
The narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary.

•Improvements to IFRSs (2010-2012 and 2011-2013 cycles)
In December 2013, the IASB issued two cycles of Annual Improvements to IFRSs (cycles 2010-2012 and 2011-2013) that contain eleven changes to nine standards, primarily with a view to remove inconsistencies and clarifying wording.

Accounting policies

Hedge accounting
In January, 2015, the Group has entered into hedges of a net investment in a foreign operation. A hedge of a net investment in a foreign operation is a foreign currency financial instrument used to hedge future changes in currency exposure of a foreign operation denominated in that same foreign currency. For financial instruments that qualify as hedge of a net investment in foreign operations, the effective portion of the change in fair value of the hedging instrument is recorded in accumulated other comprehensive income. Any ineffective portion of the net investment hedge is recognized in finance result in the income statement during the period of change. On the disposal of the foreign operation, the cumulative value of any such gains and losses recorded in equity is transferred to profit and loss.
The Group uses a portion of its US Dollar term loan as a hedge of its exposure to foreign exchange risk on its investments in foreign subsidiaries. Refer to Note 10 Financial assets and liabilities for more details.

Share-based payments
On July 31, 2015, the company established a Long Term Incentive Plan ("LTIP"), which is an equity settled share-based payment in the form of performance share units ("PSU") for a defined group of executive managers of the group. Refer to Note 7 Share-based payments for more details.
The cost of the equity settled transactions is determined by the fair value of the PSU at grant date using an appropriate valuation model and is recognized as expense in appropriate functional costs in the income statement, and against capital reserves in equity over the vesting period. At each reporting date the cumulative expense is calculated based on the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expenses or income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in respective functional costs in the income statement. No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.
When the terms of an equity-settled award are modified, the minimum expense recognized is the expense had the terms not been modified, if those original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.
The dilutive effect of granted PSUs is reflected in the computation of diluted earnings per share.

3.	Change in accounting estimates

The Group has re-assessed the estimated useful lives of its property, plant and equipment and changed the estimated remaining useful life of certain assets, effective as of January 1, 2015, which has been accounted for as a change in estimates (See Note 5 (Segment information) and Note 8 (Property, plant & equipment). The ranges of useful lives for the different assets classes remain unaffected by this change in estimate.

4.	Change in consolidation scope

Founding of Orion Engineered Carbons Material Technology (Shanghai) Co., Ltd.

In the third quarter of 2015, the Group’s newly founded subsidiary Orion Engineered Carbons Material Technology (Shanghai) Co., Ltd commenced operations and was consolidated in the group as of this date. The entity serves as a research and development center in our Asia Pacific region and is unrelated to the Chinese carbon black plant that Orion is going to take over. For further details, we refer as well to Note 14 (Events after the balance sheet date).

5.	Segment information
Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two operating segments: “Rubber” and “Specialties”.
The performance of the operating segments is assessed by reference to Adjusted EBITDA (as defined below) which is the segment's measure of profit or loss. Group financing (including finance costs and finance income), adjustment items, and income taxes are managed on Group basis and are not allocated to operating segments.

Segment reconciliation for the three months ended September 30, 2015 and 2014:

	In EUR k			In EUR k
	For the Three Months Ended Sep 30,			For the Three Months Ended Sep 30,
	2015			2014
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	183,079	95,581	278,660	228,775	101,033	329,808
Cost of sales*	(145,790)	(58,722)	(204,512)	(185,489)	(66,978)	(252,466)
Gross profit*	37,289	36,859	74,148	43,287	34,055	77,342
Adjusted EBITDA	19,978	28,034	48,012	26,334	26,898	53,232
Adjusted EBITDA Margin	10.9%	29.3%	17.2%	11.5%	26.6%	16.1%

* Change in estimate of useful lives led to lower depreciation of EUR 1,943k (Specialties) and EUR 2,807k (Rubber) for the three months ended September 30, 2015 reducing cost of sales and increasing gross profit.
Segment reconciliation for the nine months ended September 30, 2015 and 2014:

	In EUR k			In EUR k
	For the Nine Months Ended Sep 30,			For the Nine Months Ended Sep 30,
	2015			2014
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	561,380	290,031	851,411	694,953	306,612	1,001,565
Cost of sales*	(435,426)	(174,113)	(609,539)	(569,199)	(204,382)	(773,581)
Gross profit*	125,954	115,918	241,872	125,754	102,230	227,984
Adjusted EBITDA	71,265	86,597	157,862	79,779	79,422	159,201
Adjusted EBITDA Margin	12.7%	29.9%	18.5%	11.5%	25.9%	15.9%

* Change in estimate of useful lives led to lower depreciation of EUR 5,830k (Specialties) and EUR 8,421k (Rubber) for the nine months ended September 30, 2015 reducing cost of sales and increasing gross profit.

Definition of “Adjusted EBITDA”
“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes “Adjusted EBITDA” is defined as EBITDA adjusted for non-recurring income and expenses and profit or loss from joint ventures. Non-recurring income and expenses are effects resulting from items which management considers to be one-off or non-operating. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In EUR k
	For the Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2015	2014	2015	2014
Adjusted EBITDA	48,012	53,232	157,862	159,201
Share of profit of joint venture	(121)	(180)	(371)	(345)
Restructuring expenses (1)	—	(860)	—	(3,007)
Consulting fees related to Group strategy (2)	—	(1,686)	(182)	(3,864)
Long Term Incentive Plan (LTIP)	(411)	—	(411)	—
Other non-operating (3)	(2,747)	(3,833)	(5,557)	(12,144)
EBITDA	44,733	46,673	151,341	139,841
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(17,593)	(19,189)	(52,045)	(57,073)
Earnings before taxes and finance income/costs (operating result (EBIT))	27,140	27,484	99,296	82,769
Finance income	13,555	24,592	21,502	27,591
Share of profit of joint ventures	121	180	371	345
Finance costs	(27,478)	(92,396)	(62,663)	(147,522)
Income taxes	(1,286)	(641)	(17,120)	(10,812)
Profit or loss for the period	12,052	(40,781)	41,386	(47,629)

(1) Restructuring expenses include personnel-related costs
(2) Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(3) Other non-operating expenses in the three and nine months ended September 30, 2015 primarily relate to costs in association with our EPA enforcement action. Other non-operating expenses in the three and nine months ended September 30, 2014 included in particular IPO related costs.
Geographic information by legal entity

Revenues	In EUR k
	For the Three Months Ended Sep 30,		For the Nine Months Ended Sep 30,
	2015	2014	2015	2014
Germany	106,426	125,724	320,684	388,561
United States	86,534	100,532	256,270	292,259
South Korea	55,873	60,814	178,629	188,349
Brazil	12,780	20,668	41,527	68,010
South Africa	11,568	15,414	35,401	43,115
Other	4,328	5,241	13,885	15,805
Rest of Europe*	1,151	1,416	5,015	5,466
Total	278,660	329,808	851,411	1,001,565

*	Country of domicile of the Group (Luxembourg) EUR nil

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Sep 30,	As at Dec 31,
	2015	2014
Germany	143,507	153,256
Sweden	66,540	64,797
Italy	61,977	59,831
Poland	41,483	38,724
Rest of Europe	14,306	13,748
Subtotal Europe	327,813	330,356

United States	89,193	74,092
South Korea	67,964	70,680
South Africa	25,425	26,138
Brazil	9,489	16,247
Other	255	167
Total	520,139	517,680

6.	Other operating income, other operating expenses, financial result
Other operating income includes income from releases of provisions as well as gains from the valuation of foreign currency monetary assets and liabilities and corresponding derivatives. Other operating income increased by EUR 2,066k from EUR 2,921k for the nine months ended September 30, 2014 to EUR 4,987k for the nine months ended September 30, 2015 mainly due to increases in operating foreign exchange rate effects of EUR 1,407k.
Other operating expenses decreased by EUR 13,587k from EUR 24,707k for the nine months ended September 30, 2014 to EUR 11,120k for the nine months ended September 30, 2015. Other operating expenses for the nine months ended September 30, 2015 mainly include non-recurring items of EUR 5,739k compared to EUR 19,015k in nine months ended September 30, 2014 (for further details please see Note 5 (Segment information) as well as losses from the valuation of foreign currency monetary assets and liabilities and corresponding derivatives of EUR 3,746k (nine months ended September 30, 2014: EUR 2,451k).
Financial result includes finance income, finance costs and share of profit or loss of joint ventures. Financial result improved by EUR 78,796k from EUR 119,586k net finance expenses for the nine months ended September 30, 2014 to EUR 40,790k net finance expenses for the nine months ended September 30, 2015. The decrease reflects the new financing obtained simultaneously with the IPO.

The table below presents a breakdown of financial result for the nine months ended September 30, 2015 and 2014:

Financial Result	EUR k
	For the Nine Months Ended Sep 30,
	2015	2014
Interest expense on term loans	(27,195)	(6,082)
Interest expense on senior secured notes	—	(31,230)
Interest expense on shareholder loan	—	(17,903)
Amortization of transaction costs	(2,478)	(2,575)
Commitment bank charge	(1,148)	(1,576)
Interest income	1,562	805
Bank guarantee expense	(110)	(313)
Interest on non-current provisions	(1,155)	(1,015)
Other interest expense, net	(1,370)	(2,299)
Total net interest expenses	(31,894)	(62,188)
Gains from foreign currency revaluation	19,940	26,786
Losses from foreign currency revaluation	(29,207)	(30,097)
Net foreign currency revaluation impact	(9,267)	(3,311)

Early redemption fees	—	(38,140)
Release of unamortized transaction costs	—	(16,292)
Share of profit of joint ventures	371	345
Financial Result	(40,790)	(119,586)

7.	Share-based payments
On July 31, 2015 the Company granted the LTIP providing for the grant of PSUs to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). PSU awards will be earned based on achievement against one or more performance metrics established by the Compensation Committee in respect of a specified performance period. Earned PSUs will range from zero to a specified maximum percentage of a participant’s target award based on performance results for the applicable performance metrics, and will also be subject to vesting terms based on continued employment. The first LTIP performance period will run from January 1, 2015 through December 31, 2017, with PSUs earned to be based on achievement of EBITDA metrics established by the Compensation Committee and total shareholder return relative to a peer group. Once earned and vested, PSUs will be settled in one share of Company common stock per vested PSU (or, at the Company’s election, cash equal to the fair market value thereof). The first LTIP vesting period will run through March 31, 2018 (the "2015 Plan"). All PSUs are granted under, and are subject to the terms and conditions of, the Company’s 2014 Omnibus Incentive Compensation Plan, and do not increase the number of shares previously reserved for issuance under the 2014 Plan.

The following table gives details as to expenses recorded within the profit and loss with respect to the LTIP.

	EUR k
	For the Nine Months Ended Sep 30,
	2015	2014
Expense arising from equity-settled share based payment transactions	411	—
The following table illustrates the number of, and movements in, PSUs during the year.

	Number of PSUs
	For the Nine Months Ended Sep 30,
	2015	2014
Outstanding at January 1	—	—
Granted during the period	499,153	—
Forfeited during the period	(28,005)	—
Exercised during the period	—	—
Outstanding as at September 30	471,148	—
The following table lists the inputs to the model used for the 2015 Plan:

2015 Plan
Dividend Yield (%)	2.14
Expected Volatility OEC (%)	25.16
Expected Volatility Peer Group (%)	13.90
Correlation	0.5234
Risk-free interest rate (%)	0.90
Model used	Monte Carlo
Weighted average fair value of PSUs granted in EUR	15.040

8.	Property, plant & equipment
In the first quarter of 2015 the Group conducted a comprehensive reassessment of the remaining useful lives of its of its property, plant and equipment on a worldwide basis and as a result changed the estimated useful life of certain assets, effective as of January 1, 2015. This review was deemed necessary given the high levels of investment the Group has made in its plant and equipment since 2011 in order to improve the operating efficiency and capacity of the business. The total effect of this change in estimates is expected to be a reduction of depreciation expense of EUR 19,000k for the entire year. The reduction of depreciation expenses is offset by foreign exchange impacts and additional capital investment.

9.	Inventories
Inventories of EUR 2,328k were recognized as an expense for the nine months ended September 30, 2015 (nine months ended September 30, 2014: EUR 2,608k) including addition to impairment allowance and scrapped material of EUR 514k. Impairment losses were recognized on raw materials, consumables and supplies, merchandise and on finished goods. Impairment allowance as of September 30, 2015 and December 31, 2014 amounted to EUR 4,812k and EUR 8,510k and developed as following:

In EUR k
As at December 31, 2014	8,510
Addition	1,814
Utilization	(5,279)
Release	(233)
As at September 30, 2015	4,812

10.	Financial assets and liabilities
The table below presents fair values and the allocation of the fair value measurements to the hierarchy levels as at September 30, 2015 and December 31, 2014.

	In EUR k
	as at
	Sep 30, 2015			Dec 31, 2014
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives	—	2,344	—	—	4,433	—
Financial liabilities measured at fair value
Liabilities from derivatives	—	156	—	—	98	—
Liabilities for which fair values are disclosed
Term loan	—	711,428	—	—	692,187	—
The receivables from derivatives of EUR 2,344k and EUR 4,433k as at September 30, 2015 and December 31, 2014, respectively, are presented in other non-current financial assets with an amount of EUR 2,266k and EUR 4,267k as at September 30, 2015 and December 31, 2014, respectively, and in other current financial assets with an amount of EUR 78k and EUR 166k as at September 30, 2015 and December 31, 2014, respectively. The liabilities from derivatives of EUR 156k and EUR 98k as at September 30, 2015 and December 31, 2014, respectively, are presented in other current financial liabilities. Those derivatives are solely used to hedge the on balance sheet payables and receivables as part of our hedging strategy.
To reduce the Group's foreign currency exposure a portion of the US Dollar denominated term loan is designated as hedge of the net investment in a foreign operation. Effective from January 1, 2015 US Dollar 180 million was designated to cover foreign currency risks related to our US business. The hedging amount is equal to the net equity amount as of December 31, 2014 of our affiliated US companies. The net investment hedge accounted for EUR (12,413)k in other comprehensive income. Notwithstanding a regular redemption of 0.75% in the first nine months of 2015, the Euro-equivalent of the US Dollar term loan increased from EUR 294,183k to EUR 316,418k as a result of US Dollar exchange rate fluctuation.

Both Euro and US-Dollar denominated Term Loans, as well as the revolving credit facilities have variable interest rates based on EURIBOR respectively LIBOR reference rates. The term loans include a floor at 1.0% per annum, i.e. the applicable minimum reference rates are set at 1.0% per annum. To reduce interest rate risk the Group has entered into interest rate caps on August 28, 2014 and September 2, 2014 as indicated.

In Currency k				Nominal Amount at Year End
Currency	Strike	Start Date	Expiry Date	2015	2016	2017	2018	2019
EUR	1.0%	31.12.2014	31.03.2021	325,000	275,000	200,000	150,000	75,000
USD	2.5%	31.12.2014	31.03.2021	300,000	250,000	200,000	125,000	75,000

11.	Deferred and current taxes
The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards.
Income tax receivables decreased from €10.6 million at December 31, 2014 to €3.6 million at September 30, 2015 due to receipt of tax refunds from tax authorities, mostly related to the Group's German tax group for 2011.
Income tax liabilities increase from €11.6 million at December 31, 2014 to €13.7 million at September 30, 2015 due to the expense calculated for the period.
Income taxes in the nine months ended September 30, 2015 amounted to €17.1 million compared to €10.8 million in the nine months ended September 30, 2014, reflecting profit and loss in these periods, respectively.
The effective tax rate of 29.3% for the nine months ended September 30, 2015 deviated from the expected group rate of 32% primarily due to the restructuring of Orion Engineered Carbons Ltda., Brazil, reducing the tax rate by (17.5%). Benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy further impacted the rate by (3.2%). Offsetting these favorable impacts by 14.9% were changes in recognition of losses and deductible temporary differences in Luxembourg, Germany, Brazil, South Africa, Portugal and Sweden. Other unfavorable impacts include non-creditable withholding taxes and other non-deductible business expenses of 5.7% and non-deductible interest expenses of 2.3% due to local trade tax adjustments for the Group’s German entities. The remaining differences relate to prior year taxes and foreign tax rate differentials.
The negative effective tax rate of (29.4%) for the nine months ended September 30, 2014 deviated from the expected group rate of 32% primarily due to losses and deductible temporary differences of (29.2%) recognized in Germany, Brazil, South Africa, Portugal and Sweden. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities and other provisions further affected the rate by (35.2%). Partially offsetting these unfavorable impacts by 5.6% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. The remaining differences related to prior year taxes, other non-deductible business expenses, and foreign tax rate differentials.

12.	Contingent liabilities and other financial obligations
To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	In EUR k
	As at Sep 30,	As at Dec 31,
Maturity	2015	2014
Less than one year	68,969	103,078
1 to 5 years	184,450	250,990
More than 5 years	62,286	116,871

Total	315,705	470,939
EPA Action

During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices under Section 113(a) of the Clean Air Act from the EPA in 2010 alleging violations of Prevention of Significant Deterioration (“PSD”) and Title V permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) alleging the failure to obtain PSD permits at several units of the Company’s Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV by the EPA was issued for the Company’s U.S. facility in Orange (Texas) in February 2013.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing and to date have focused on target emission levels, changes in raw materials and the possible air pollution control technology and other measures that might have to be installed and operated at one or more of the Company’s U.S. facilities to settle the EPA action (though any settlement would also likely involve the imposition of civil penalties and environmental mitigation projects). The Company received a draft term sheet from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demanded in a settlement. The EPA revised such proposed specifications and terms in November 2014 in response to a counter-proposal presented by the Company. The discussions continue and the last exchange of a proposal by Orion and a further revised term sheet from the EPA occurred in August and October of this year. The Company currently expects that, if it continues to consider a possible settlement, further proposals and counter-proposals will be exchanged and further meetings with the EPA on these matters will occur.

The EPA action could result in significant capital expenditures for pollution controls to reduce air emissions at the Company’s U.S. facilities on an ongoing basis. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company. Orion would expect to assert various defenses to EPA/DOJ’s allegations.

The Company is currently examining the technological solutions necessary and available to reach certain emission reduction levels in the various U.S. facilities of the Company on a going-forward basis. The costs of these solutions (and consequently, the costs of various proposed approaches outlined in the EPA’s and the Company’s proposals and counter-proposals) to date are uncertain and will remain uncertain until a mutually acceptable approach to settlement (if one were to be reached), including emission reduction levels, technologies and implementation periods (as well as a number of other important variables, such as local regulatory impact), comes into clearer focus. The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.

While the Company is currently unable to determine the amount of capital expenditures, civil penalties or mitigation costs resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that, based on their public announcements, two competitors, Cabot Corporation (“Cabot”) and Continental Carbon Corporation (“Continental”), have entered into settlement agreements with EPA/DOJ. In November 2013 Cabot agreed to pay a US Dollar 975,000 civil penalty to the EPA and fund US Dollar 450,000 in environmental mitigation projects. Cabot is also required to install certain technology controls as part of the settlement that it estimates will require investments of approximately US Dollar 85 million. In March 2015, Continental agreed to pay a US Dollar 650,000 civil penalty and fund US Dollar 550,000 in environmental mitigation projects. Continental is also required to install certain technology controls as part of the settlement estimated to require investments of approximately US Dollar 98 million. As of October 2015, none of the Company’s other domestic competitors have announced settlements with the government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including, but not limited to, capital investments, fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. All of the allegations made by the EPA as discussed above relate to alleged violations before that date. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that substantial costs it would incur in this EPA enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition, Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover costs incurred under the indemnity as it expects or at all.

The Company is in continuing discussions with the EPA about this enforcement action and, while the outcome of these discussions remains uncertain, the Company believes that any potential settlement with the EPA, if reached, would likely involve costs similar in nature to those announced by Cabot and Continental as noted above, except that the amounts could be significantly larger due to the greater number of U.S. facilities operated by the Company. Such costs will also be affected by the locations and characteristics of such facilities as well as the other factors affecting potential emission reduction solutions referenced above. Were we to install, at all of our U.S. facilities, pollution controls using technology of the kind Cabot and Continental have indicated they are installing under their settlements, we believe that the capital costs for us could theoretically be 30% to 70% higher than those announced by Cabot and referenced above. We caution, however, that the actual capital costs we might need to incur, were we to settle the EPA matter, remain uncertain, as we have yet to reach any understanding with the EPA as to overall approaches to be taken toward settlements at our plants. In particular, technology solutions we might choose to implement may differ in scope and operation from those used by our competitors and other important factors, such as timing, locations, target levels and local regulations, could also affect capital costs differently. We also caution that the foregoing does not include any civil penalties or the costs of other mitigation projects that could be a part of any settlement with the EPA, were one to be reached. The capital costs necessary to settle the EPA matter, were we to do so, will remain uncertain until a mutually acceptable approach to settlement comes into clearer focus through further analysis and discussions and, accordingly, may differ significantly from the amounts indicated above. It remains uncertain as to whether acceptable settlement terms can be reached, whether the Company or the EPA will elect to pursue litigation instead and, in either case, the extent of any indemnification the Company will be able to obtain from Evonik. As a result, the financial impact of this enforcement action on the Company remains unclear.

This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.

13.	Related parties
The Group has related parties in addition to the subsidiaries included in the consolidated financial statements.
Related parties are LuxCo1 and a co-investor as majority shareholders of Orion Engineered Carbons S.A., the shareholders of LuxCo1 and the co-investor and one joint venture of Orion that is accounted for using the equity method.

On July 25, 2014 Orion discharged its fully subordinated shareholder loan from LuxCo1, which was represented by Preferred Equity Certificates ("B PECs") issued to LuxCo1. Consequently, interest expenses for shareholder loans for the nine months ended September 30, 2015 were nil. For the nine months ended September 30, 2014 a Euro equivalent effective interest expense of EUR 17,902k was recognized on the B PECs.
In previous years Orion received advisory services from certain entities of its principal shareholders under a consulting and support agreement, which was terminated in conjunction with the IPO in July 2014. An amount of EUR 1,595k was recognized in the nine months ended September 30, 2014 with respect to such services. As a result of the termination of the consulting and support agreement, no such fees were incurred in the nine months ended September 30, 2015. In the normal course of business we may from time to time receive service from, or sell our products to, other related unconsolidated parties which are not material and at arms-length conditions.

14.	Events after the balance sheet date

Acquisition of Qingdao Evonik Chemical Co., Ltd. (QECC)
The Chinese carbon black manufacturer QECC is a joint venture established by Evonik Degussa (China) Co., Ltd, Deutsche Investitions- und Entwicklungsgesellschaft mbH’s ("DEG") and Jiaozhou Finance Investment Center ("JFIC") in 1994 based in Qingdao (Shandong Province), China.
On September 30, 2015 the Group signed a purchase agreement to acquire 67% of the shares of QECC from Evonik and DEG, which became effective on October 15, 2015.
The agreement was approved on October 27, 2015 by the Chinese government and all closing conditions are therefore met. The European Commission approved Orion’s prospective acquisition of QECC concurrent with its consideration of the sale of Evonik’s Carbon Black business to Rhône Capital and Triton Advisors in 2011. As of October 27, 2015 QECC forms part of the Orion Group.
QECC was not included in the group of consolidated entities as of September 30, 2015 due to pending Chinese government approval as a closing condition of the acquisition. Orion and JFIC are currently evaluating the transfer of JFIC shares to Orion in accordance with regulations governing Chinese state-owned enterprises.
Senningerberg (Municipality of Niederanven), October 28, 2015
Orion Engineered Carbons S.A., Luxembourg

Jack Clem	Charles Herlinger
Managing Director	Managing Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the three and nine months ended September 30, 2015 and 2014 and should be read in conjunction with our publicly available filing of Orion Engineered Carbons S.A.'s annual report for the year ended December 31, 2014 on Form 20-F (the "form 20-F"), which is available on the EDGAR system of the U.S. Securities and Exchange Commission (www.sec.gov) as well as on our webpage (www.orioncarbons.com).
We believe that certain factors disclosed in the form 20-F have had, and will continue to have, a material effect on our results of operations and financial condition. Those factors, as disclosed under Item 5 "Key Information–Key Factors Affecting Our Results of Operations" in our form 20-F, have not changed materially subsequent to the filing of the form 20-F.
As many of the factors described in our form 20-F are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied in any forward-looking statements below, include, but are not limited to, factors indicated in our form 20-F under Item 3. "Key Information–D. Risk Factors" and "Note Regarding Forward-Looking Statements."
Non-IFRS Financial Measures
We focus on Contribution Margin and Adjusted EBITDA as measures of our operating performance. Contribution Margin and Adjusted EBITDA contained in this Management Discussion and Analysis have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way we calculate these measures. Accordingly, our Contribution Margin and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of our results of operations in accordance with IFRS.
We calculate Contribution Margin by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from our revenue. We believe that Contribution Margin is useful since we see this measure as indicating the portion of revenue that is not consumed by variable costs and therefore contributes to the coverage of all other costs and profits.
We define Adjusted EBITDA as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other items. Adjusted EBITDA is defined similarly in our credit agreements. Adjusted EBITDA is used by our management to evaluate our operating performance and make decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect our operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect our profit or loss, which is the ultimate measure of our financial performance and (c) other companies, including companies in our industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside our other IFRS-based financial performance measures, such as consolidated profit or loss for the period and our other IFRS financial results.
The non-IFRS measures Net Working Capital and Capital Expenditure are discussed below.

Results of Operations and Segment Discussion
Revenue
Revenue decreased by €51.1 million, or 15.5%, from €329.8 million (€101.0 million in our Specialty Carbon Black segment and €228.8 million in our Rubber Carbon Black segment) in the third quarter of 2014 to €278.7 million (€95.6 million in our Specialty Carbon Black segment and €183.1 million in our Rubber Carbon Black segment) in the third quarter of 2015. This revenue decrease was due to sales price decline resulting from pass through of lower feedstock costs and to a lesser extent due to product mix, partially offset by additional volumes and foreign exchange translation effects from a stronger US Dollar.
Revenue decreased by €150.2 million, or 15.0%, from €1,001.6 million (€306.6 million in our Specialty Carbon Black segment and €695.0 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2014 to €851.4 million (€290.0 million in our Specialty Carbon Black segment and €561.4 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2015. This revenue decrease was mainly due to sales price decline resulting from pass through of feedstock costs, partially offset by foreign exchange translation effects from a stronger US Dollar and additional volumes.
Total volume increased by 11.9 kmt overall, or 4.8%, from 246.4 kmt (51.0 kmt in our Specialty Carbon Black Segment and 195.4 kmt in our Rubber Carbon Black segment) in the third quarter of 2014 to 258.3 kmt (55.6 kmt in our Specialty Carbon Black segment and 202.7 kmt in our Rubber Carbon Black segment) in the third quarter of 2015. Increased volumes in the Specialty Carbon Black segment reflected increased demand in Europe and Asia Pacific. Increased volumes in the Rubber Carbon Black segment reflected increased demand in Europe and Asia Pacific, while demand in Brazil remained almost the same as for the third quarter of 2014.
Total volume increased by 20.1 kmt overall, or 2.7%, from 751.6 kmt (154.4 kmt in our Specialty Carbon Black Segment and 597.2 kmt in our Rubber Carbon Black segment) for the nine months ended September 30, 2014 to 771.7 kmt (161.4 kmt in our Specialty Carbon Black segment and 610.2 kmt in our Rubber Carbon Black segment) for the nine months ended September 30, 2015. Increased volumes in the Specialty Carbon Black segment in Europe and Asia Pacific were partly offset by reduced volumes in the Americas. Increased volumes in the Rubber Carbon Black segment in Europe, Asia Pacific and North America were offset by significantly weaker demand due to a weakening economic environment in Brazil in the first six month of 2015.
Cost of Sales and Gross Profit
Cost of sales decreased by €48.0 million, or 19.0%, from €252.5 million (€67.0 million in our Specialty Carbon Black segment and €185.5 million in our Rubber Carbon Black segment) in the third quarter of 2014 to €204.5 million (€58.7 million in our Specialty Carbon Black segment and €145.8 million in our Rubber Carbon Black segment) in the third quarter of 2015. This decrease in cost of sales relates mostly to the impact of lower oil prices on our feedstock costs, and essentially corresponds to the oil price related reductions affecting revenues. Additionally depreciation of assets decreased due to reassessment of useful lives beginning 2015. These declines were somewhat offset by foreign exchange rate impacts mostly related to the stronger US Dollar versus the Euro as well as negative feedstock cost developments from U.S. based suppliers mainly in the Rubber Carbon Black segment. Other impacts to cost of sales such as change in product mix, volume increase, efficiency gains and feedstock initiatives essentially netted each other in the third quarter of 2015.
Cost of sales decreased by €164.1 million, or 21.2%, from €773.6 million (€204.4 million in our Specialty Carbon Black segment and €569.2 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2014 to €609.5 million (€174.1 million in our Specialty Carbon Black segment and €435.4 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2015. This decrease in cost of sales relates mostly to the impact of lower oil prices on our feedstock costs, and essentially corresponds to the oil price related reductions affecting revenues. Additionally depreciation of assets decreased due to reassessment of useful lives beginning 2015. These declines were somewhat offset by foreign exchange rate impacts mostly related to the stronger US Dollar versus the Euro as well as negative feedstock cost developments from U.S. based suppliers mainly in the Rubber Carbon Black segment. Other impacts to cost of sales such as change in product mix, volume increase, efficiency gains and feedstock initiatives essentially netted each other in the nine months ended September 30, 2015.
The net impact of the aforementioned changes in revenues and cost of sales was that gross profit decreased by €3.2 million, or 4.1%, from €77.3 million (€34.1 million in our Specialty Carbon Black segment and €43.3 million in our Rubber Carbon Black segment) in the third quarter of 2014 to €74.1 million (€36.9 million in our Specialty Carbon Black segment and €37.3 million in our Rubber Carbon Black segment) in the third quarter of 2015 demonstrating that the feedstock cost pass-through mechanism has generally been effective in light of the large and rapid feedstock cost reductions, although profitability has been impacted by negative feedstock cost developments from U.S. based suppliers.

The net impact of the aforementioned changes in revenues and cost of sales was that gross profit increased by €13.9 million, or 6.1%, from €228.0 million (€102.2 million in our Specialty Carbon Black segment and €125.8 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2014 to €241.9 million (€115.9 million in our Specialty Carbon Black segment and €126.0 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2015 demonstrating that the feedstock cost pass-through mechanism has generally been effective in light of the large and rapid feedstock cost reductions, although negative feedstock cost developments have impacted the profitability of our Rubber Carbon Black segment in particular throughout fiscal year 2015.
Selling Expenses
Sales and marketing expenses increased by €3.3 million from €23.8 million in the third quarter of 2014 to €27.1 million in the third quarter of 2015. This increase was in part due to higher volume and investments in additional technical sales personnel to increase market penetration in growth markets in our Specialty Carbon Black segment in the third quarter of 2015, as compared to the third quarter of 2014, as well as increased salaries and general cost increases. Additionally selling expenses increased due to currency translation impacts resulting from our foreign operations given the Euro weakness observed in the third quarter of 2015, in particular against the US Dollar and the South Korean Won.
Sales and marketing expenses increased by €6.4 million from €74.2 million for the nine months ended September 30, 2014 to €80.6 million for the nine months ended September 30, 2015. This increase was in part due to higher volume and investments in additional technical sales personnel to increase market penetration in growth markets in our Specialty Carbon Black segment in the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014 as well as increased salaries and general cost increases. Additionally selling expenses increased due to currency translation impacts resulting from our foreign operations given the Euro weakness observed in the first nine months of 2015 in particular against the US Dollar and the South Korean Won.
Research and Development Costs
Research and development costs decreased by €0.8 million from €3.3 million in the third quarter of 2014 to €2.5 million in the third quarter of 2015. This change mainly reflects the timing of expenditures for individual development programs.
Research and development costs increased by €1.2 million from €9.3 million for the nine months ended September 30, 2014 to €10.5 million for the nine months ended September 30, 2015. This change relates to currency translation impacts from foreign operations and the timing of expenditures for individual development programs.
General Administrative Expenses
General administrative expenses increased by €0.5 million from €14.1 million in the third quarter of 2014 to €14.6 million in the third quarter of 2015, mainly as a result of additional costs related to being a public listed entity and are related to currency translation impacts of our US and Asian Pacific business.
General administrative expenses increased by €5.4 million from €39.9 million for the nine months ended September 30, 2014 to €45.3 million for the nine months ended September 30, 2015, mainly as a result of additional costs related to being a public listed entity and are related to currency translation impacts of our US and Asian Pacific business.
Other Operating Income and Expenses
Other operating income and expenses, net decreased by €5.9 million from a net expense of €8.7 million in the third quarter of 2014 to a net expense of €2.8 million in the third quarter of 2015, mainly as a result of reduction of items related to restructuring and group strategy expenses incurred in part in preparation of our IPO in July 2014.
Other operating income and expenses, net decreased by €15.7 million from a net expense of €21.8 million for the nine months ended September 30, 2014 to a net expense of €6.1 million for the nine months ended September 30, 2015, mainly as a result of reduction of items related to restructuring and group strategy expenses incurred in part in preparation of our IPO in July 2014.

Operating Result (EBIT)
Operating result remained stable and decreased by only €0.4 million, or 1.3%, from €27.5 million in third quarter of 2014 to €27.1 million in the third quarter of 2015 reflecting the effects discussed above.
Operating result increased by €16.5 million, or 20.0%, from €82.8 million for the nine months ended September 30, 2014 to €99.3 million for the nine months ended September 30, 2015, as a result of improved contribution margin, reduced other operating expenses as well as a reduction of depreciation expenses of €14.3 million due to a reassessment of the remaining useful lives of our production assets which was offset to a certain extent by negative feedstock cost developments for U.S. based suppliers.
Finance Costs, Net
Finance costs, net (comprise finance income less finance cost) decreased by €53.9 million from a net finance cost, net of €67.8 million in the third quarter of 2014 to a net finance cost, net of €13.9 million in the third quarter of 2015 reflecting, in particular, our financing structure put in place in August 2014, after our IPO, which reduced interest expenses. During the third quarter of 2015 we incurred foreign currency exchange losses of €(12.4) million mainly related to our term loan denominated in US Dollars. Through our hedging strategies these foreign exchange losses were offset by €8.2 million of foreign currency exchange gains. These gains and losses are shown gross due to their different nature and the different group companies involved in the hedging transactions. The foreign currency exchange gains and losses in the third quarter of 2014 amounted to €24.0 million and €(25.1) million respectively.
Finance costs, net decreased by €78.7 million from a net finance cost, net of €119.9 million for the nine months ended September 30, 2014 to a net finance cost of €41.2 million for the nine months ended September 30, 2015 reflecting, in particular, our financing structure put in place in August 2014, after our IPO, which reduced interest expenses. During the first nine months of 2015 we incurred foreign currency exchange losses of €29.2 million mainly related to our term loan denominated in US Dollars. Through our hedging strategies these foreign exchange losses were offset by €19.9 million of foreign currency exchange gains. These gains and losses are shown gross due to their different nature and the different group companies involved in the hedging transactions. The foreign currency exchange gains and losses for the nine months ended September 30, 2014 amounted to €26.8 million and €(30.1) million respectively.
Share of Profit or Loss of joint venture
Share of profit or loss of joint venture, which represents the dividend received from our German joint venture, decreased from less than €0.2 million in the third quarter of 2014 to slightly more than €0.1 million in the third quarter of 2015. Share of profit or loss increased from slightly more than €0.3 million for the nine months ended September 30, 2014 to less than €0.4 million for the nine months ended September 30, 2015.
Financial Result
Financial result, comprising finance income, finance costs and share of profit or loss of joint venture improved by €53.8 million, or 79.6%, from a net expense of €67.6 million in the third quarter of 2014 to a net expense of €13.8 million in the third quarter of 2015, reflecting the factors discussed above. Financial result, comprising finance income, finance costs and share of profit or loss of joint venture improved by €78.8 million, or 65.9%, from a net expense of €119.6 million for the nine months ended September 30, 2014 to a net expense of €40.8 million for the nine months ended September 30, 2015, reflecting the factors discussed above.
Profit or Loss for the Period Before Income Taxes
Profit before income taxes for the third quarter of 2015 amounted to €13.3 million compared to a loss of €40.1 million in the third quarter of 2014 (€58.5 million profit for the nine months ended September 30, 2015 compared to €(36.8) million loss for the nine months ended September 30, 2014), reflecting all the factors described above and in particular our new financing structure.
Income Taxes
Income taxes in the third quarter of 2015 amounted to €1.3 million compared to €0.6 million in the third quarter of 2014, reflecting profit and loss in these periods, respectively. Income taxes in the nine months ended September 30, 2015 amounted to €17.1 million compared to €10.8 million in the nine months ended September 30, 2014, reflecting profit and loss in these periods, respectively. For discussion of the effects on our effective tax rate of 29.3% for the nine months ended September 30, 2015 compared to the expected group rate of 32%, we refer to Note 11. (Deferred and current taxes) above.
Profit or Loss for the Period
Profit or loss for the third quarter of 2015 amounted to €12.1 million, a €52.9 million increase from the €40.8 million loss in the third quarter of 2014 (year-to-date change was €89.0 million from €47.6 million loss in the nine months ended September 30, 2014 to €41.4 million profit for nine months ended September 30, 2015), reflecting the effects of the items discussed above.
Contribution Margin (Non-IFRS Financial Measure)
Contribution margin decreased by €2.6 million, or 2.4%, from €106.1 million in the third quarter of 2014 to €103.5 million in the third quarter of 2015, primarily driven by negative feedstock cost developments and regional mix effects in our Rubber Carbon Black segment. These were partially offset by a strong gain in contribution margin in our Specialty Carbon Black segment and volume gains in our Rubber Carbon Black segment, as well as positive foreign exchange translation effects (associated primarily with the stronger US Dollar), and our continuing efforts to improve efficiency.
Contribution margin increased by €12.3 million, or 3.9% from €316.2 million in the nine months ended September 30, 2014 to €328.5 million in the nine months ended September 30, 2015, driven primarily by positive foreign exchange translation effects (associated primarily with the stronger US Dollar), effects associated with the pass through of lower oil prices, as well as efficiency and volume gains. These were partially offset by negative feedstock cost developments that are separate and apart from the decline in oil costs passed on to our customers mainly in the Rubber Carbon Black segment.
Adjusted EBITDA (Non-IFRS Financial Measure)
Adjusted EBITDA amounted to €53.2 million in the third quarter of 2014 and decreased by 5.2 million to €48.0 million in the third quarter of 2015, which reflected the development of Contribution Margin and gross profit, as well as the impact of unfavorable foreign exchange effects associated with the below margin fixed costs.
Adjusted EBITDA amounted to €159.2 million in the nine months ended September 30, 2014 and decreased by 0.8%, or €1.3 million, to €157.9 million in the nine months ended September 30, 2015, reflecting both the overall impact of the increased contribution margin and gross profit as well as the unfavorable foreign exchange effects associated with below margin fixed costs impacted Adjusted EBITDA.
Specialty Carbon Black
Revenue of the Specialty Carbon Black segment decreased by €5.4 million, or 5.4%, from €101.0 million in the third quarter of 2014 to €95.6 million in the third quarter of 2015. This revenue decrease was due to the price decline resulting from the pass through of reduced feedstock costs to indexed customers and product mix impacts. This was partially offset by foreign exchange translation effects from a stronger US Dollar and stronger volumes described below.
Volume of the Specialty Carbon Black segment increased by 4.6 kmt, or 9.1%, from 51.0 kmt in the third quarter of 2014 to 55.6 kmt in the third quarter of 2015, reflecting increased global demand and further penetration of markets, especially in Asia Pacific and thereby set a quarterly record for the segment.
Gross profit of the Specialty Carbon Black segment increased by €2.8 million, or 8.2%, from €34.1 million in the third quarter of 2014 to €36.9 million in the third quarter of 2015, in large part due to a benefit from increased volumes as well as favorable foreign exchange translation effects mainly associated with the stronger US Dollar. In addition, as a result of the review of remaining useful asset lives in the first quarter of 2015, depreciation decreased by €1.9 million prior to offset by foreign exchange impacts and additional capital investment.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €1.1 million, or 4.2%, from €26.9 million in the third quarter of 2014 to €28.0 million in the third quarter of 2015 reflecting the development of gross profit excluding depreciation, offset by the impact of unfavorable foreign exchange effects associated with the below gross profit costs. Adjusted EBITDA margin in the third quarter of 2015 was 29.3% as compared to 26.6% in the third quarter of 2014. This increase in Adjusted EBITDA margin, while reflecting improved profitability, is also partly driven by the effect of the decline in feedstock costs on our revenues.

Revenue of the Specialty Carbon Black segment decreased by €16.6 million, or 5.4%, from €306.6 million in the nine months ended September 30, 2014 to €290.0 million in the nine months ended September 30, 2015. This revenue decrease was due to the price decline resulting from the pass through of reduced feedstock costs to indexed customers. This was partially offset by foreign exchange translation effects from a stronger US Dollar and the stronger volumes described below.
Volume of the Specialty Carbon Black segment increased by 7.1 kmt, or 4.6%, from 154.4 kmt in the nine months ended September 30, 2014 to 161.4 kmt in the nine months ended September 30, 2015. While there has been a strong increase in volume in Europe and in Asia Pacific there have been offsetting effects in the Americas.
Gross profit of the Specialty Carbon Black segment increased by €13.7 million, or 13.4%, from €102.2 million in the nine months ended September 30, 2014 to €115.9 million in the nine months ended September 30, 2015, in part due to a benefit from the decline in feedstock costs associated with the non-indexed business and favorable foreign exchange translation effects mainly associated with the stronger US Dollar. In addition, as a result of the review of remaining useful asset lives in the first quarter of 2015, depreciation decreased by €5.8 million prior to offset by foreign exchange impacts and additional capital investment.
Adjusted EBITDA of the Specialty Carbon Black segment increased by €7.2 million, or 9.0%, from €79.4 million in the nine months ended September 30, 2014 to €86.6 million in the nine months ended September 30, 2015 reflecting the development of gross profit without the depreciation impact as well as negative foreign exchange impacts associated with below gross profit fixed costs. Adjusted EBITDA margin rose to 29.9% in the nine months ended September 30, 2015 from 25.9% in the nine months ended September 30, 2014. This increase in adjusted EBITDA margin, while reflecting our improved profitability is also driven by the effect of the decline in feedstock costs on our revenues.
Rubber Carbon Black
Revenue of the Rubber Carbon Black segment decreased by €45.7 million, or 20.0%, from €228.8 million in the third quarter of 2014 to €183.1 million in the third quarter of 2015. This revenue decrease was due to the price decline resulting from pass through of lower feedstock costs. This was partly offset by foreign exchange translation effects form a stronger US Dollar. The impact on revenues of the additional volumes was offset by regional mix effects.
Volume of the Rubber Carbon Black segment increased by 7.3 kmt, or 3.7%, from 195.4 kmt in the third quarter of 2014 to 202.7 kmt in the third quarter of 2015 reflecting increased demand in Europe and Asia Pacific and North America.
Gross profit of the Rubber Carbon Black segment decreased by €6.0 million, or 13.9%, from €43.3 million in the third quarter of 2014 to €37.3 million in the third quarter of 2015. This decrease was associated with negative feedstock cost developments, partly offset by favorable foreign exchange translation effects. In addition, as a result of the review of remaining useful asset lives in the first quarter of 2015 depreciation decreased by €2.8 million prior to offset by foreign exchange impacts and additional capital investment.
Adjusted EBITDA of the Rubber Carbon Black segment decreased by €6.3 million, or 24.1%, from €26.3 million in the third quarter of 2014 to €20.0 million in the third quarter of 2015, reflecting the development of gross profit excluding depreciation as well as the impact of unfavorable foreign exchange effects associated with below gross profit fixed costs. Our Adjusted EBITDA margin declined to 10.9% in the third quarter of 2015 from 11.5% in the third quarter of 2014. This decrease in Adjusted EBITDA margin reflects in part negative feedstock cost developments and the effect of declining feedstock costs on our revenues.
Revenue of the Rubber Carbon Black segment decreased by €133.6 million, or 19.2%, from €695.0 million in the nine months ended September 30, 2014 to €561.4 million in the nine months ended September 30, 2015. This revenue decrease was due to the price decline resulting from pass through of lower feedstock costs. This was partially offset by increases from a stronger US Dollar and the stronger volumes described below.
Volume of the Rubber Carbon Black segment increased by 13.0 kmt, or 2.2%, from 597.2 kmt in the nine months ended September 30, 2014 to 610.2 kmt in the nine months ended September 30, 2015 as a result of strong demand in Europe and to a lesser degree in Asia Pacific and North America, offset by significantly weaker demand due to a weakening economic environment in Brazil in the first six months of 2015.
We were able to maintain gross profit of the Rubber Carbon Black segment on prior year's level and increased gross profit by €0.2 million, or 0.2%, from €125.8 million in the nine months ended September 30, 2014 to €126.0 million in the nine months ended September 30, 2015 associated overall with favorable foreign exchange translation effects mainly due to the stronger

US Dollar as well as a result of the review of remaining useful asset lives in first quarter 2015. Depreciation for the nine months ended September 30, 2015 decreased by €8.4 million prior to offset by foreign exchange impacts and additional capital investment. Favorable effects on gross profit were additionally offset by negative feedstock cost developments that are separate and apart from the decline in oil costs passed on to our customers.
Adjusted EBITDA of the Rubber Carbon Black segment decreased by €8.5 million, or 10.7%, from €79.8 million in the nine months ended September 30, 2014 to €71.3 million in the nine months ended September 30, 2015, reflecting the development of gross profit excluding depreciation. Adjusted EBITDA margin rose to 12.7% in the nine months ended September 30, 2015 from 11.5% in the nine months ended September 30, 2014 driven by the effect of the decline in feedstock costs on our revenues and foreign exchange translation impacts.
Liquidity and Capital Resources

	Three Months Ended Sep 30,		Nine Months Ended Sep 30,
	2015 in million EUR	2014 in million EUR	2015 in million EUR	2014 in million EUR
Cash flows from operating activities	30.1	58.4	152.1	112.2
Cash flows used in investing activities	(9.5)	(17.6)	(40.8)	(37.2)
Cash flows used in financing activities	(25.3)	(1.3)	(73.9)	(63.6)

Change in cash	(4.7)	39.5	37.4	11.4

Cash and cash equivalents at the end of the period	105.9	83.9	105.9	83.9
Third Quarter of 2015 Cash Flows
Cash inflows from operating activities in the third quarter of 2015 amounted to €30.1 million, consisting of a consolidated profit for the period of €12.1 million, adjusted for depreciation and amortization of €17.6 million, exclusion of net finance cost of €13.9 million, and a cash decrease in net working capital of €5.4 million. Net working capital totaled €188.8 million at September 30, 2015, compared to €198.2 million as at June 30, 2015 and reflects €(5.6) million foreign currency effects from translation into Group currency.
Cash outflows from investing activities in the third quarter of 2015 amounted to €9.5 million and comprise expenditures for improvements primarily in the manufacturing network throughout the production system. We plan to continue financing our future capital expenditures with cash generated by our operating activities.
Cash outflows for financing activities in the third quarter of 2015 amounted to €25.3 million, comprised primarily of a dividend payment totaling €10.0 million, our regular interest payments of €9.6 million and regular debt repayment of €1.8 million.
Third Quarter of 2014 Cash Flows
Cash inflows from operating activities in the third quarter of 2014 amounted to €58.4 million and consisted of a consolidated loss for the period of €40.8 million, adjustments of €16.6 million, primarily for non-cash items (of which €19.2 million were depreciation and amortization), cash inflow from Net Working Capital of €20.4 million, the exclusion of net financing costs of €67.8 million.
Cash outflows from investing activities in the third quarter of 2014 amounted to €17.6 million and related to further expansion and improvement projects.
Cash outflows from financing activities were mainly composed of interest payments to our lenders of short term borrowings as well as regular repayment of principal amounts.

Nine month of 2015 Cash Flows
Cash inflows from operating activities in the first nine months of 2015 amounted to €152.1 million, consisting of a consolidated profit for the period of €41.4 million, adjusted for depreciation and amortization of €52.0 million, exclusion of net finance cost of €41.2 million, and a cash increase in net working capital of €23.8 million primarily associated with receivables and inventories due to impacts from reduced feedstock costs. Net working capital totaled €188.8 million at September 30, 2015, compared to €219.7 million as at December 31, 2014.
Cash outflows from investing activities in the first nine months of 2015 amounted to €40.8 million and comprise expenditures for improvements primarily in the manufacturing network throughout the production system. We plan to continue financing our future capital expenditures with cash generated by our operating activities.
Cash outflows for financing activities in the first nine months of 2015 amounted to €73.9 million, comprised primarily of three dividend payments totaling €30.0 million, our regular interest payments of €27.2 million, regular debt repayment of €5.4 million and payments related to other financial liabilities.
Nine month of 2014 Cash Flows
Cash inflows from operating activities in the first nine months of 2014 amounted to €112.2 million and consisted of a consolidated loss for the period of €47.6 million, adjustments of €57.2 million, for non-cash items (of which €57.1 million were depreciation and amortization), cash outflow from Net Working Capital of €9.0 million, the exclusion of net financing costs of €119.9 million and cash paid for income taxes of €11.1 million.
Cash outflows from investing activities in the first nine months of 2014 amounted to €37.2 million and related to further expansion and improvement projects.
Cash outflows from financing activities was mainly composed of interest payments to our lenders of short term borrowings as well as regular repayment of principal amounts.
Net Working Capital (Non-IFRS Financial Measure)
We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	Sep 30, 2015	Jun 30, 2015	Dec 31, 2014
	in million EUR	in million EUR	in million EUR
Inventories	108.3	116.4	125.3
Trade receivables	173.7	186.2	199.5
Trade payables	(93.1)	(104.4)	(105.1)

Net Working Capital	188.8	198.2	219.7
Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black feedstock costs and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of about three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2014 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €16-19 million within about a three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings in an environment of high price volatility. As of September 30, 2015, Net Working Capital decreased to €188.8 million compared to €198.2 million as of June 30, 2015.

Capital Expenditures (Non-IFRS Financial Measure)
We define Capital Expenditures as cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.
Capital Expenditures amounted to €40.8 million in the nine month ended September 30, 2015 and to €37.2 million in the nine months ended September 30, 2014, and were mainly composed of expenditures for performance improvement projects in the United States and in Germany and maintenance projects in our remaining plants. We plan to finance our Capital Expenditures with cash generated by our operating activities.